EXHIBIT 1
                   AGREEMENT TO PURCHASE SHARES

          This Agreement to Purchase Shares ("Agreement") is entered into as of November 20, 1997 between Simon DeBartolo Group, Inc., a Maryland corporation ("Issuer"), and the United Nations Joint Staff Pension Fund ("Purchaser").

                          R E C I T A L S

          Issuer desires to sell, and Purchaser desires to purchase 310,000 shares of the Common Stock, par value $.0001 per share, of Issuer (the "Shares") on the terms and conditions contained in this Agreement.

          The parties hereby agree as follows:

     1. Issuer agrees to sell to Purchaser, effective upon receipt by Issuer of the purchase price therefor, the Shares at a purchase price of $33.125 per share for an aggregate purchase price of $10,268,750.00 (the "Purchase Price").

     2.   Purchaser agrees to purchase the Shares for the Purchase Price.

     3. Purchaser acknowledges receipt of Issuer's Prospectus dated September 20, 1996 and the Prospectus Supplement covering the Shares dated of even date with this Agreement.

     4. Issuer shall promptly apply for listing of the Shares on the New York Stock Exchange ("NYSE"). Upon receipt by Issuer of approval from the NYSE of such application, Issuer shall immediately give written notice to Purchaser of such approval (the "Approval Notice"). Upon receipt of the Approval Notice, Purchaser shall immediately wire transfer the Purchase Price to Issuer, and Issuer shall instruct First Chicago Trust Company of New York, its transfer agent, to issue promptly certificates for the Shares to Purchaser.

     5. Issuer represents and warrants to Purchaser that when purchased by Purchaser as provided herein, (a) the Shares shall be validly issued, fully paid, and non-assessable, and will not be subject to preemptive or other similar rights arising under the Maryland General Corporation Law or the Charter and By-Laws of Issuer, and (b) the Shares have been registered under the Securities Act of 1933, as amended, as part of the Company's Registration Statement on Form S-3 (File No. 333-11431), which was declared effective by the Securities and Exchange Commission on September 20, 1996.

     6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

     7. This Agreement shall be governed by the laws of the State of Indiana, without giving effect to the principles of conflict of laws of such State.

     8. Each person executing this Agreement represents that it has the power and authority to execute this Agreement.

     9. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Issuer and Purchaser. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter of this Agreement have been made by either party that are not set forth expressly in this Agreement or in the Prospectus Supplement.

     10. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed as of the date specified above.

                               SIMON DEBARTOLO GROUP, INC.

                               By:   /s/ David Simon
                               Its:  Chief Executive Officer


                               THE UNITED NATIONS JOINT STAFF
                               PENSION FUND

                               By:   /s/ Henry Ouma
                               Its:  Chief of Investments